09047089

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/09/065

SEC Mail Processing Section

OCT - 6 2009

Washington, DC
122

BY AIRMAIL

23rd September, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

dlw 10/8

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch (w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 22nd September, 2009 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcement of Interim Results for the six months ended 30th June, 2009

Date : 21st September, 2009

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2009

UNAUDITED CONSOLIDATED RESULTS

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June, 2009 as follows:

Condensed Consolidated Income Statement

	Notes	**Six months ended 30th June, 2009** *US$'000* **(Unaudited)**	2008 *US$'000* (Unaudited)
Continuing operations			
Revenue	3	**31,519**	35,681
Cost of sales		**(28,326)**	(30,992)
Gross profit		**3,193**	4,689
Selling and distribution costs		**(1,537)**	(1,790)
General and administrative expenses		**(5,178)**	(7,422)
Other income	4	**208**	10,502
Other losses	5	**(70)**	(637)
Finance costs		**(580)**	(4,584)
Share of profits and losses of jointly-controlled entities		**7,457**	7,058
Profit before tax	6	**3,493**	7,816
Tax	7	**–**	(122)
Profit for the period from continuing operations		**3,493**	7,694

Condensed Consolidated Income Statement *(Continued)*

	Notes	Six months ended 30th June, 2009 US$'000 (Unaudited)	2008 US$'000 (Unaudited)
Discontinued operations			
Profit for the period from discontinued operations	8	-	15,569
Profit for the period		**3,493**	23,263
Attributable to:			
Owners of Company		**3,815**	23,327
Minority interests		**(322)**	(64)
		3,493	23,263
Earnings per share attributable to ordinary owners of the Company	9	*US cent*	*US cent*
Basis			
- For profit for the period		**0.132**	0.807
- For profit from continuing operations		**0.132**	0.263
Diluted			
- For profit for the period		**N/A**	0.797
- For profit from continuing operations		**N/A**	0.260

Condensed Consolidated Statement of Comprehensive Income

	Six months ended 30th June, 2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Profit for the period	**3,493**	23,263
Other comprehensive income		
Surplus on revaluation	**–**	6,458
Exchange differences arising on translation of foreign currency financial statements and exchange realignment	**169**	8,055
Other comprehensive income for the period	**169**	14,513
Total comprehensive income for the period	**3,662**	37,776
Total comprehensive income attributable to:		
Owners of the Company	**3,984**	36,945
Minority interests	**(322)**	831
	3,662	37,776

Condensed Consolidated Statement of Financial Position

	Notes	**30th June, 2009 US$'000 (Unaudited)**	31st December, 2008 US$'000 (Audited)
Non-current assets			
Property, plant and equipment		**52,856**	54,350
Investment properties		**563**	563
Land lease prepayments		**1,572**	1,594
Interests in jointly-controlled entities		**76,552**	65,473
Available-for-sale investments		**251**	251
Total non-current assets		**131,794**	122,231
Current assets			
Inventories		**18,038**	18,589
Accounts receivable, other receivables and deposits	10	**11,320**	10,998
Tax recoverable		**928**	316
Due from related companies		**1,216**	1,150
Cash and cash equivalents		**5,178**	12,480
Total current assets		**36,680**	43,533
Current liabilities			
Accounts payable, other payables and accrued expenses	11	**24,224**	22,777
Tax payable		**2,524**	2,524
Provisions for staff bonuses and welfare benefits		**615**	615
Due to minority interests		**698**	650
Due to related companies		**2,661**	2,746
Interest-bearing bank loans		**15,825**	18,187
Total current liabilities		**46,547**	47,499
Net current liabilities		**(9,867)**	(3,966)
Total assets less current liabilities		**121,927**	118,265

Condensed Consolidated Statement of Financial Position *(Continued)*

	Notes	30th June, 2009 US$'000 (Unaudited)	31st December, 2008 US$'000 (Audited)
Non-current liabilities			
Deferred tax liabilities		**1,449**	1,449
Net assets		**120,478**	116,816
Equity			
Equity attributable to owners of the Company			
Issued capital		**28,898**	28,898
Share premium account	12	**–**	73,897
Reserves		**82,559**	4,678
		111,457	107,473
Minority interests		**9,021**	9,343
Total equity		**120,478**	116,816

IAS 1 (Revised) has introduced a number of terminology changes, including revised titles for the condensed consolidated financial statements, and has resulted in a number of changes in presentation and disclosure.

IFRS 8 requires the identification of operating segments to be performed on the same basis as financial information that is reported internally to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The application of IFRS 8 has not resulted in a redesignation of the Group's reportable segments as compared with the primary reportable segments determined in accordance with IAS 14.

The Group has assessed the impact of these new and revised IFRSs, where the adoption of these new and revised IFRSs did not result in material impact on the financial statements of the Group and no substantial changes to the Group's accounting policies.

The following new standards and revised IFRSs have been issued but are not effective for 2009 and have not been early adopted:

IFRSs Amendments	Improvements to IFRSs
IFRS 3 (Revised)	Business Combinations
IFRS 5 Amendment	Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations
IAS 27 Amendment	Consolidated and Separate Financial Statements
IAS 39 Amendment	Amendment to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items
IFRIC 17	Distribution of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers

The Group is in the process of making an assessment of the impact of these new and revised IFRSs. So far, it has concluded that adoption of these new and revised IFRSs is unlikely to have a significant impact on the Group's results of operations and financial position.

Notes to Condensed Consolidated Financial Statements

1. BASIS OF PREPARATION AND PRINCIPLE ACCOUNTING POLICIES

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with International Accounting Standards ("IAS") 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

These unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2008.

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2008. As described in the annual financial statements for the year ended 31st December, 2008, the following new standards, amendments to standards and interpretations are mandatory for financial year beginning on or after 1st January, 2009:

IFRS 1 and IAS 27 Amendments	Amendments to IFRS 1 First-time Adoption of IFRS and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 Amendments	Amendments to IFRS 2 Share-based Payment – Vesting Conditions and Cancellations
IFRS 1 (Revised)	First-time Adoption of IFRSs
IFRS 7 Amendments	Amendments to IFRS 7 Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 and IAS 1 Amendments	Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation
IFRIC 9 and IAS 39 Amendments	Amendment to IFRIC 9 Reassessment of Embedded Derivatives and IAS 39 Financial Instruments: Recognition and Measurement
IFRIC 13	Customer Loyalty Programmes
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation

2. SEGMENT INFORMATION

In accordance with the Group's internal financial reporting, the Group has determined that business segments are organised into the following:

Continuing operations

- The biochemical segment represents the manufacturing and sale of chlortetracycline products;

- The industrial business segment represents the manufacturing and sale of motorcycles and automobile accessories and trading of machinery through jointly-controlled entities; and

- The investment and property holding segment represents leasing of offices owned by the Group and acts as the investment holdings of group companies.

Discontinued operations

- The feedmill and poultry segment represents feedmill and poultry operations and the trading of agricultural products; and

- The investment and property holding segment represents leasing of offices owned by the Group and acts as the investment holdings of group companies.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) **Business segments**

The following tables represent revenue and profit information for these segments for the six months ended 30th June, 2009 and 2008, and certain asset information regarding business segments as at 30th June, 2009 and 2008.

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of chlortetracycline products US$'000	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery* US$'000	Investment and property holding US$'000	Total US$'000	Feedmill and poultry operations and trading of agricultural products US$'000	Investment and property holding US$'000	Total US$'000	Consolidated US$'000
For the six months ended 30th June, 2009 (Unaudited)								
Segment revenue:								
Total sales	31,381	-	138	31,519	-	-	-	31,519
Intersegment sales	-	-	-	-	-	-	-	-
Sales to external customers	31,381	-	138	31,519	-	-	-	31,519
Segment results	(174)	(1,623)	(1,725)	(3,522)	-	-	-	(3,522)
Other income	63	138	7	208	-	-	-	208
Other losses	(70)	-	-	(70)	-	-	-	(70)
Finance costs	(560)	(20)	-	(580)	-	-	-	(580)
Share of profits and losses of jointly-controlled entities	-	7,457	-	7,457	-	-	-	7,457
Profit/(loss) before tax	(741)	5,952	(1,718)	3,493	-	-	-	3,493
Tax	-	-	-	-	-	-	-	-
Profit/(loss) for the period	(741)	5,952	(1,718)	3,493	-	-	-	3,493
Segment assets	67,046	6,068	18,808	91,922	-	-	-	91,922
Interests in jointly-controlled entities	-	76,552	-	76,552	-	-	-	76,552
Total assets	67,046	82,620	18,808	168,474	-	-	-	168,474

* *These activities were conducted through the Group's jointly-controlled entities*

	Continuing Operations				Discontinued Operations			
	Manufacturing and sale of chlortetracycline products	Manufacturing and sale of motorcycles and automobile accessories and trading of machinery*	Investment and property holding	Total	Feedmill and poultry operations and trading of agricultural products	Investment and property holding	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the six months ended 30th June, 2008 (Unaudited)								
Segment revenue:								
Total sales	36,655	-	256	36,911	616,448	-	616,448	653,359
Intersegment sales	(1,104)	-	(126)	(1,230)	(59,958)	-	(59,958)	(61,188)
Sales to external customers	35,551	-	130	35,681	556,490	-	556,490	592,171
Segment results	1,106	(1,992)	(3,637)	(4,523)	24,795	47	24,842	20,319
Other income	-	2	10,500	10,502	225	-	225	10,727
Other losses	-	-	(637)	(637)	-	-	-	(637)
Finance costs	(1,089)	-	(3,495)	(4,584)	(10,754)	-	(10,754)	(15,338)
Share of profits and losses of jointly- controlled entities	-	7,058	-	7,058	1,840	-	1,840	8,898
Share of profits and losses of associates	-	-	-	-	1,140	-	1,140	1,140
Profit before tax	17	5,068	2,731	7,816	17,246	47	17,293	25,109
Tax	(122)	-	-	(122)	(1,724)	-	(1,724)	(1,846)
Profit/(loss) for the period	(105)	5,068	2,731	7,694	15,522	47	15,569	23,263
Segment assets	66,351	4,519	36,990	107,860	936,317	2,078	938,395	1,046,255
Interests in jointly-controlled entities	-	68,076	-	68,076	(3,765)	-	(3,765)	64,311
Interests in associates	-	-	-	-	28,454	-	28,454	28,454
Total assets	66,351	72,595	36,990	175,936	961,006	2,078	963,084	1,139,020

* *These activities were conducted through the Group's jointly-controlled entities*

(b) **Geographical segments**

The following tables represent revenue and profit information for these segments for the six months ended 30th June, 2009 and 2008, and certain asset information regarding geographical segments as at 30th June, 2009 and 2008.

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the six months ended 30th June, 2009 (Unaudited)							
Segment revenue:							
Total sales	71	31,448	31,519	-	-	-	31,519
Intersegment sales	-	-	-	-	-	-	-
Sales to external customers	71	31,448	31,519	-	-	-	31,519
Segment results	(3,477)	(45)	(3,522)	-	-	-	(3,522)
Other income	144	64	208	-	-	-	208
Other losses	-	(70)	(70)	-	-	-	(70)
Finance costs	(20)	(560)	(580)	-	-	-	(580)
Share of profits and losses of jointly-controlled entities	-	7,457	7,457	-	-	-	7,457
Profit/(loss) before tax	(3,353)	6,846	3,493	-	-	-	3,493
Tax	-	-	-	-	-	-	-
Profit/(loss) for the period	(3,353)	6,846	3,493	-	-	-	3,493
Segment assets	18,911	73,011	91,922	-	-	-	91,922
Interests in jointly-controlled entities	-	76,552	76,552	-	-	-	76,552
Total assets	18,911	149,563	168,474	-	-	-	168,474

	Continuing Operations			Discontinued Operations			
	Hong Kong	Mainland China	Total	Hong Kong	Mainland China	Total	Consolidated
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
For the six months ended 30th June, 2008 (Unaudited)							
Segment revenue:							
Total sales	256	36,655	36,911	–	616,448	616,448	653,359
Intersegment sales	(126)	(1,104)	(1,230)	–	(59,958)	(59,958)	(61,188)
Sales to external customers	130	35,551	35,681	–	556,490	556,490	592,171
Segment results	(3,638)	(885)	(4,523)	47	24,795	24,842	20,319
Other income	10,502	–	10,502	–	225	225	10,727
Other losses	(637)	–	(637)	–	–	–	(637)
Finance costs	(3,495)	(1,089)	(4,584)	–	(10,754)	(10,754)	(15,338)
Share of profits and losses of jointly-controlled entities	–	7,058	7,058	–	1,840	1,840	8,898
Share of profits and losses of associates	–	–	–	–	1,140	1,140	1,140
Profit before tax	2,732	5,084	7,816	47	17,246	17,293	25,109
Tax	–	(122)	(122)	–	(1,724)	(1,724)	(1,846)
Profit for the period	2,732	4,962	7,694	47	15,522	15,569	23,263
Segment assets	36,957	70,903	107,860	120,152	818,243	938,395	1,046,255
Interests in jointly-controlled entities	–	68,076	68,076	–	(3,765)	(3,765)	64,311
Interests in associates	–	–	–	–	28,454	28,454	28,454
Total assets	36,957	138,979	175,936	120,152	842,932	963,084	1,139,020

3. REVENUE

Revenue, which is also the Group's turnover, represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after eliminations of intra-group transactions.

An analysis of revenue is as follows:

	Six months ended 30th June,	
	2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Sales to/income from external customers:		
Biochemical operations	**31,381**	35,551
Investment and property holding	**138**	130
Attributable to continuing operations reported in the consolidated income statement	**31,519**	35,681
Attributable to discontinued feedmill and poultry operations	**–**	556,490
	31,519	592,171

The above analysis does not include the revenue of the Group's jointly-controlled entities and associates.

4. OTHER INCOME

	Six months ended 30th June,	
	2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Technical Service fee income from related companies	**–**	10,450
Bank and other interest income	**147**	277
Government grants	**61**	–
	208	10,727
Attributable to continuing operations reported in the consolidated income statement	**208**	10,502
Attributable to discontinued operations	**–**	225
	208	10,727

Various government grants have been received for the modification of sewage treatment plants and energy saving improvement projects from the local government authorities in Henan province, Mainland China, in the form of cash. Government grants received for which the related expenditure has not yet been undertaken are included in deferred income in the statement of financial position. There are no unfulfilled conditions or contingencies relating to these grants.

5. OTHER LOSSES

	Six months ended 30th June, **2009** *US$'000* **(Unaudited)**	2008 *US$'000* (Unaudited)
Loss on disposal of items of property, plant and equipment	**70**	–
Changes in fair value of investment properties	**–**	637
	70	637
Attributable to continuing operations reported in the consolidated income statement	**70**	637
Attributable to discontinued operations	**–**	–
	70	637

6. PROFIT BEFORE TAX

	Six months ended 30th June, **2009** *US$'000* **(Unaudited)**	2008 *US$'000* (Unaudited)
The Group's profit before tax is arrived at after charging/(crediting):		
Foreign exchange loss/(gains), net	**59**	(1,711)
Depreciation	**2,155**	14,073
Amortisation of land lease prepayments	**21**	613
Staff costs	**4,491**	41,368
Loss/(Gain) on disposal of items of property, plant and equipment, net	**70**	(13)

Items presented in this note for current period were attributable to continuing operations reported in the consolidated income statement. Items presented for prior period included those amounts charged/credited in respect of continuing and discontinued operations.

7. TAX

	Six months ended 30th June,	
	2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Group:		
Charge for the period – Mainland China	–	1,846
Deferred tax – Mainland China	–	–
Total tax charge for the period	–	1,846
Represented by:		
Tax charge attributable to continuing operations reported in the consolidated income statement	–	122
Tax charge attributable to discontinued operations	–	1,724
Total tax charge for the period	–	1,846

No provision for Hong Kong profits tax has been made as the Group did not generate any assessable profits arising in Hong Kong during the period (2008:nil).

8. DISCONTINUED OPERATIONS

On 18th April, 2008, the Company entered into an agreement to dispose its equity interest in Chia Tai (China) Agro-Industrial Ltd. ("CT Agro"), Chia Tai (China) Investment Co., Ltd., C.T. Progressive (Investment) Ltd. and Wide Master Investment Limited and their subsidiaries, jointly-controlled entities and associates (collectively the "Disposed Group") including the advances made by the Company to CT Agro of approximately US$119,656,000 to its related company, CP China Investment Limited which was beneficially owned by the controlling shareholders of the Company for a cash consideration of US$102,800,000.

The Disposed Group was engaged in feedmill and poultry operations and trading of agricultural products. The sale of the agribusiness has been approved by the independent shareholders of the Company on 19th June, 2008.

The results of the Disposed Group are presented below:

	Six months ended 30th June,	
	2009	2008
	US$'000	*US$'000*
	(Unaudited)	(Unaudited)
Revenue	–	556,490
Cost of sales	–	(487,673)
Gross profit	–	68,817
Selling and distribution costs	–	(20,855)
General and administrative expenses	–	(23,120)
Other income	–	225
Finance costs	–	(10,754)
Share of profits and losses of:		
Jointly-controlled entities	–	1,840
Associates	–	1,140
Profit before tax	–	17,293
Tax	–	(1,724)
Profit for the period	–	15,569
Attributable to:		
Owners of the Company	–	15,714
Minority interests	–	(145)
	–	15,569

9. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY OWNERS OF THE COMPANY

The calculation of basic and diluted earnings per share attributable to ordinary owners of the Company for the six months ended 30th June, 2009 and 2008 is based on the following data:

	Six months ended 30th June, 2009 US$'000 (Unaudited)	2008 US$'000 (Unaudited)
Earnings		
Profit attributable to ordinary owners of the Company, used in the basic and diluted earnings per share calculation:		
From continuing operations	**3,815**	7,613
From discontinued operations	**–**	15,714
	3,815	23,327
Number of shares		
Weighted average number of ordinary shares for the purposes of basic earnings per share	**2,889,730,786**	2,889,730,786
Effect of dilutive potential ordinary shares issuable under the Company's share option scheme	**–**	34,827,730
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**2,889,730,786**	2,924,558,516

10. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

The Group normally grants a credit period of up to 60 days. The Group seeks to maintain strict control over its outstanding receivables. Overdue balances are reviewed regularly by senior management. In view of the aforementioned and the fact that the Group's accounts receivable relate to a large number of diversified customers, there is no significant concentration of credit risk. Accounts receivable, other receivables and deposits are non-interest-bearing. An aged analysis of the Group's accounts receivable, based on the invoice date, together with other receivables and deposits is as follows:

	30th June, 2009 US$'000 (Unaudited)	31st December, 2008 US$'000 (Audited)
Less than 90 days	**9,508**	8,624
91 to 180 days	**34**	139
181 to 360 days	**3**	–
Over 360 days	**123**	–
	9,668	8,763
Impairment	**(95)**	(89)
	9,573	8,674
Other receivables and deposits	**1,747**	2,324
	11,320	10,998

11. ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED EXPENSES

An aged analysis of the accounts payable, based on the date of receipt of the respective goods, together with other payables and accrued expenses of the Group is as follows:

	30th June, 2009 US$'000 (Unaudited)	31st December, 2008 US$'000 (Audited)
Less than 90 days	**10,889**	11,156
91 to 180 days	**2,943**	2,368
181 to 360 days	**946**	57
Over 360 days	**71**	36
	14,849	13,617
Other payables and accrued expenses	**9,375**	9,160
	24,224	22,777

Accounts payable are non-interest-bearing and are normally settled on 60-day terms. Other payables and accrued expenses are non-interest-bearing and have an average term of one month.

12. SHARE PREMIUM ACCOUNT

	30th June, 2009 *US$'000* **(Unaudited)**	31st December, 2008 *US$'000* (Audited)
At beginning of period/year	**73,897**	73,897
Reduction of share premium account	**(73,897)**	–
At the end of period/year	**–**	73,897

A special resolution of reduction of share premium of the Company has been passed by the shareholders of the Company on 3rd June, 2009, in accordance with the bye-laws of the Company and all applicable laws, the reduced amount was eliminated with the accumulated losses of the Company during the period.

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the six months ended 30th June, 2009 (2008:nil).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

For the six-month period ended 30th June, 2009, the Group recorded a profit from continuing operations attributable to the owners of the Company of US$3.8 million (2008: US$7.6 million), a decrease of 49.9%. Turnover and basic earnings per share from continuing operations were US$31.5 million (2008: US$35.7 million) and 0.132 US cent (2008: 0.263 US cent), respectively.

China managed to retain economic growth amid a global economy which was still in the doldrums in the first half. The Chinese government's increasing infrastructure investment and moderately loose monetary policy have been the driving force behind the growth, benefiting the Group's domestic sales in China. During the period under review, the Group's jointly-controlled domestic-led industrial businesses which are comprised of motorcycles, Caterpillar machinery sales and automobile accessories contributed steady income to the Group, posting a profit of US$6.0 million, edging up 17.4% year-on-year. However, profit of the Group's export-led Chlortetracycline ("CTC") business was impacted by weak export demand.

To bolster the Group's presence in China, the Group has been enhancing its domestic sales networks, supported by various favorable state policies. Though domestic sales volumes of the Group's CTC, motorcycle and Caterpillar machinery products were lower than the first half of last year, sales had been showing a gradual return to the level before the financial crisis of last year. On the other hand, greater production efficiency and cheaper raw material prices helped drive down production costs during the period under review. Additionally, the Group's half-year profit also got a boost from the Chinese government distributing a higher export tax rebate for motorcycles and feed-grade CTC products, as well as the non-operating gains generated from the Group's industrial business.

CTC

Turnover of the Group's CTC business fell 11.7% year-on-year to US$31.4 million in the first half. Domestic sales and export sales were 28.3% and 71.7%, respectively, of the total turnover, under which sales of its major products, feed-grade CTC ("FG CTC") and Hydrochloride CTC ("HCL CTC"), accounted for 70.0% and 30.0%, respectively. Weak overseas market demand of FG CTC, plus aggressive industry-wide sales campaigns to reduce inventories have further added sales and pricing pressures on the Group's CTC business.

Under this difficult operating environment, domestic sales of the Group's FG CTC dropped 10.5% year-on-year to 6,800 tons; HCL CTC fell 14.7% to 21 tons, for the period under review. However, compared with the second half of last year, domestic sales volume of both FG CTC and HCL CTC showed signs of improvement, increasing 4.4% and 25.1%, respectively.

On the export front, compared with the same period last year, export volume of FG CTC was reported lower than last year, down 24.9% to 9,900 tons while HCL CTC volume increased. Total export sales volume of the Group's HCL CTC rose steadily during the period, up 17.8% year-on-year to 459 tons, which was attributed to more than 30% growth from the Europe market, driven largely by animal needs for medicines as much colder weather was reported during the period which drove up demand for feed additives.

In addition, progress has been made to increase the CTC fermentation level, thanks to the concerted efforts of the management and technicians, the Group has managed to reduce raw material consumption during the fermentation process, thereby raising production efficiency. Moreover, falling commodity costs, including corn starch powder and coal, key raw material components of CTC products, also drove down the production costs for CTC as compared with the same period last year. The increase of export tax rebate for FG CTC by 2% to 15% by the Chinese government in June this year has also helped alleviate pressure brought by a decline in CTC sales.

Motorcycles

Luoyang Northern Ek Chor Motorcycle Company Limited ("Northern Ek Chor") sells motorcycles and power engines under the brand name 'Dayang' and targets primarily the local market. According to the statistics of the China Association of Automobile Manufacturers, export volumes of the Chinese motorcycle industry slid 44.4% in the first half, recording a double-digit decline in overall sales for the industry. The "Motorcycle Subsidy Scheme", which was rolled out by the Chinese government during the period, has not had any noticeable effect on sales yet. Motorcycle sales of Northern Ek Chor declined 23.2% year-on-year to 228,200 units in the first half, of which domestic sales and export sales accounted for 88.0% and 12.0%, respectively, of the total sales volume. Despite the drop in sales, gross profit margin was improved due to lower raw materials prices and better cost control. Moreover, the decline in motorcycle sales was offset by gains from non-operating income as well as the increase of the export tax rebate to 15% in June this year.

Domestic sales volume of Dayang motorcycles declined 18.2% year-on-year in the first half; nevertheless, sales were gradually returning to a normal level, growing more than 20% as compared with the second half of last year. In particular, domestic sales volume of "Dayang" 110 cc cub, the major product type, showed signs of improvement in both the first and second quarters of this year. Henan, Shandong, Anhui, Hubei and Guangdong were the major sales provinces of Northern Ek Chor in the first half; among them, Henan posted the best results, with sales volume up 8.5% year-on-year.

Northern Ek Chor has been largely focused on enhancing its sales networks in China. Confident in China's motorcycle policies regarding future development into rural areas, the Group has been intensifying efforts to expand sales networks, pushing further out into the rural areas in order to ready itself before a full industry recovery. In the first half, Northern Ek Chor launched its "Dayang Motorcycles Made Convenient for Villagers" campaign, setting up 34,000 contact points throughout the rural areas in China and extending its sales promotions into the core rural areas. Meanwhile, different promotional activities targeted to Dayang dealers were successfully implemented.

In production and research and development, Northern Ek Chor has effectively brought greater efficiency to its production process, adjusting capacity in line with market demand. A new die-casting plant had been built and trial production was completed in the first half, which is expected to raise the company's self-sufficiency in spare-part supplies and enable it to better control product quality and costs. Though the Chinese motorcycle industry is still facing a slowdown, it has not thwarted Northern Ek Chor's focus on research and development. Various new research and development projects continued to proceed during the period. Recently, Northern Ek Chor has been qualified for a "Hi-tech Enterprise" status by the Science and Technology Department of Henan Province and granted a preferential treatment on corporate income tax, affirming its research and development achievement.

On the export front, impact of the financial crisis has brought a sharp drop in overseas orders. As a result, export sales of Northern Ek Chor tumbled 46.8% year-on-year to 27,500 units as sluggish sales in Indonesia offset growth in the Philippines, Bangladesh and Vietnam.

Caterpillar Machinery Dealership

During the period under review, China's infrastructure spending has proven effective in bringing about increased fixed asset investments and financing in related sectors, thus helping to stabilize and support sales in the construction machinery industry. ECI Metro Investment Co. Ltd. ("ECI Metro") provides sales services for Caterpillar machinery products in western China covering eight provinces and one municipality city. Sales of ECI Metro's machinery products were stable in the first half, with 788 units sold, a slight drop of 7.4% as compared with the same period last year. Overall gross profit was down only slightly, benefiting from effective cost controls.

In the first half, ECI Metro sold 650 units of excavators which are ECI Metro's major products, on par with sales recorded in the same period last year. Within those sales, small-sized excavators grew the most, with sales up 2.4 times year-on-year. For wheel loaders, ECI Metro also provides sales service for Shandong SEM Machinery. During the period, 125 units of wheel loaders were sold, down only 10.7%, compared against an overall industry-wide with over 30% drop year-on-year reported by the China wheel loader industry based on statistics from the China Construction Machinery Association. For ECI Metro's spare-part and repair business, first half-year revenue was impressive, up about 20% year-on-year.

Benefiting from a flood of government spending on infrastructure construction and public transportation, first-half sales volume of ECI Metro's excavators and wheel loaders in those sectors were up, whereas sales derived from the mining sector were down. Among the eight provinces and one municipality city in the western region, Yunnan and Sichuan are still ECI Metro's major sales provinces. According to statistics of the National Bureau of Statistics of China, fixed asset investments in Yunnan and Sichuan grew 49.1% and 44.0%, respectively, in the first half, which reflected the ongoing reconstruction activities there. Sales of ECI Metro in these two provinces grew 15.0% and 5.3%, respectively.

Automobile Accessories

Zhanjiang Deni Carburetor Co., Ltd. ("Zhanjiang Deni") mainly engages in the production and sales of motorcycle carburetors and automobile accessories. In response to declining motorcycle sales in the first half, the company has been increasing efforts to boost competitiveness – adopting flexible product mix, exploring new markets, and streamlining the production process. Overall profit of Zhanjiang Deni was up, helped by cheaper raw material costs plus the government's preferential treatment of the auto industry.

According to statistics from the China Association of Automobile Manufacturers, sales volume of China's automobile industry rose 17.7% year-on-year in the first half, attributed to such favorable policies as the "Appliance Subsidy Scheme" and vehicle purchase tax reduction. Benefiting from a strong auto industry coupled with lower raw material costs, Zhanjiang Deni's turnover and gross profit of its automobile accessories were better from the year-earlier period. During the period under review, China cut the purchase tax on small cars under 1.6L, which helped to push up sales in Zhanjiang Deni's 1.0 to 1.3L automobile products. To accommodate growth of the auto industry in China, Zhanjiang Deni is pursuing the opening of an automobile accessory branch, construction of which is expected to start at the end of the year. As for sales of Zhanjiang Deni's motorcycle carburetors, first half-year sales were down 17.0% year-on-year to 3,010,000 units, affected by a slowdown in the China motorcycle industry.

Prospects

China is expected to be the first country to come out of the global financial crisis. The Group will continue to gear future plans towards China's policies, bolster its existing sales networks, strengthen internal management controls and be ready to seize promising business opportunities as demand recovers. Domestic sales of the Group's CTC products are expected to grow along with the growth driven by the domestic economy; likewise, the Group is expanding its domestic promotion of HCL CTC products. With CTC exports, performance is expected to be mixed in the second half, varying according to the individual markets. To enrich CTC product lines, the Group is developing new products. In response to the increasing prices of some major raw materials like corn starch powder, the Group is actively researching and looking for substitutes.

On the industrial business front, sales performance of the motorcycle industry is expected to remain steady in the second half. To maintain momentum and succeed in an intensely competitive environment, the Group is gearing up to expand sales networks and enhance publicity with new promotional activities. On the other hand, the Group believes that the construction machinery market in China can be sustained as fixed asset investments and financing activities remain strong. To boost sales, the Group is staying abreast of its markets and keeping track of all the ongoing large-scale infrastructure projects within all of its service areas. Finally, robust performance of China's auto industry in the first half is expected to persist into the second half of the year, benefiting growth of the Group's automobile accessory business.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2009, the Group had total assets of US$168.5 million, increased by 1.6% as compared with US$165.8 million as at 31st December, 2008.

Total borrowings and borrowings to equity ratio (borrowings to equity ratio is calculated by dividing the total borrowings by total equity) were US$15.8 million and 13.1% respectively, as compared to US$18.2 million and 15.6% as at 31st December, 2008.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 4.3% to 8.2% per annum.

The Group had not engaged in any derivatives for hedging against both the interest and exchange rate.

All sales in the PRC are transacted in RMB, and export sales are transacted in foreign currencies. Foreign currencies are required for purchase of imported raw materials, parts and components, and the Group keeps necessary foreign currencies to meet its operational needs. The Board considers the appreciation of RMB during the period having had no material impact on the Group's business.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations and short-term bank loans. The Group had cash and cash equivalents of US$5.2 million as at 30th June, 2009 (31st December, 2008: US$12.5 million), a decrease of US$7.3 million.

CHARGES ON GROUP ASSETS

As at 30th June, 2009, out of the total borrowings of US$15.8 million (31st December, 2008: US$18.2 million) obtained by the Group, US$4.1 million (31st December, 2008: nil) were secured and accounted for 25.6% of the total. Certain of the Group's property, plant and equipment, and lease prepayments which are located in the PRC with net book value totaled US$9.1 million (31st December, 2008: nil) have been pledged as securities for various short-term bank loans.

CONTINGENT LIABILITIES

As at 30th June, 2009, the guarantee provided by the Group was US$30.6 million (31st December, 2008:US$30.6 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2009, the Group employed around 6,700 staff (including 5,600 staff from the jointly-controlled entities) in PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical coverage, subsidized training programmes as well as share option scheme.

CODE ON CORPORATE GOVERNANCE PRACTICES

The Company is committed to maintaining high standards of corporate governance that properly protect and promote the interests of all the shareholders and enhance corporate value and accountability.

In the opinion of the Board, the Company has applied the principles and complied with all the code provisions prescribed in the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the six months ended 30th June, 2009, save for deviation from code provision A.4.2.

Code provision A.4.2 of the CG Code stipulates that every director, including one appointed for a specific term, should be subject to retirement by rotation at least once every three years. The Company was incorporated in Bermuda under the C.P. Pokphand Company Act, 1988 ("Private Act"). Pursuant to paragraph 3(e) of the Private Act, any executive chairman and any managing director shall not be subject to retirement by rotation at each annual general meeting. In order to achieve the intended effect of this code provision, Mr. Dhanin Chearavanont, the Executive Chairman, intends to voluntarily retire by rotation in such manner and at such frequency as provided for other directors under the Bye-Laws of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code throughout the six months ended 30th June, 2009.

AUDIT COMMITTEE

The audit committee of the Company has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters. The audit committee has reviewed the unaudited financial results of the Group for the six months ended 30th June, 2009.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the six months ended 30th June, 2009.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 21st September, 2009

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.